January 13, 2023

VIA EDGAR

Mr. Chad Eskildsen

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       Hussman Investment Trust

Certified Shareholder Report on Form N-CSR

For the Fiscal Year ended June 30, 2022 (File No. 811-09911)

Dear Mr. Eskildsen:

On behalf of the Hussman Investment Trust (the “Trust”), and the separate funds formed as separate series thereunder, set forth below is the Trust’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Trust on December 9, 2022 with respect to the Trust's Certified Shareholder Report on Form N-CSR for the fiscal year ended June 30, 2022 (the “Form N-CSR”). The Staff’s comment is set forth below in italics and is followed by the Trust's response.

1.	Comment: We note that you have included a composite benchmark for purposes of disclosing comparative performance of the Hussman Strategic Allocation Fund (the “Allocation Fund”) for the past year and since inception. Please explain how the Allocation Fund’s included benchmark index has been deemed to be an appropriate broad-based securities market index. Please see Instruction 5 to Item 27(b)(1) of Form N-1A.

Response: The Trust advises the Staff on a supplemental basis that it believes that the current composite benchmark used by the Allocation Fund is an appropriate broad-based securities market index, in the manner contemplated by Instruction 5 to Item 27(b)(1) of Form N-1A, in view of the investment focus of the Allocation Fund on asset allocation between U.S. equities, Treasury securities and cash equivalents. In traditional asset management, pension literature, and financial research, a common – indeed, the Trust believes the most common – “passive” investment allocation reflects a 60% weighting in equities, with a 40% weighting in fixed income securities. The benchmark used by the Allocation Fund mirrors this composition, and is weighted 60% in the S&P 500 (an index administered by Standard & Poors), 30% in 10-year Treasury bonds and 10% in Treasury bills (both fixed-income indices administered by Bloomberg), where each of the constituent indices capture total returns with reinvestment of income. The Trust believes that a benchmark limited to either asset class would be misleading to investors, based on the investment objective of the Allocation Fund, and considers it notable that among 89 funds classified as “Tactical Allocation” by Morningstar, seven, including the Allocation Fund, use a blended index as their primary benchmark. The Trust views such a composite benchmark as appropriate and broad-based, reflecting a common and widely-recognized allocation employed in the asset management field, consistent with the Investment Objective described in the Allocation Fund’s Prospectus:

“The Fund seeks to achieve total return through a combination of income and capital appreciation. It pursues this objective by: investing its assets primarily in stocks, bonds, and cash equivalents (such as U.S. Treasury bills, U.S. Treasury bonds having remaining maturities at the time of purchase of one year or less, and shares of money market mutual funds); and aligning its allocations to these asset classes with prevailing valuations and estimated expected returns of these investments, as determined by Hussman Strategic Advisors, the Fund’s investment adviser. The Fund is designed to serve as a single investment choice for investors looking to provide for a future stream of expected spending through a mix of equity and fixed-income investments, and who also wish their asset allocation to respond to prevailing valuations and market conditions, particularly environments that have historically been strongly favorable or unfavorable for stocks or bonds.”

Accordingly, the Trust believes that both the composite benchmark, as well as each of its constituent parts, is broad-based in nature in the manner required by Item 27(b)(1).

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:       John P. Hussman, Ph.D. / Hussman Investment Trust

David K. James, Esq. / Ultimus Fund Solutions, LLC